February 11, 2010
By Federal Express and EDGAR
Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Cavco Industries, Inc. File #0-8822
Dear Mr. Hartz:
On behalf of Cavco Industries, Inc. (“Cavco” or the “Company”), we are providing the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 28, 2010. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.
Form 10-K for the fiscal year ended March 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Liquidity and Capital Resources, page 21
1. In future filings, please address whether you have in place access to external sources of liquidity. For example, if you have access to a credit facility, you should identify and describe its material terms. Please refer to item 303(a)(1) of Regulation S-K.
Cavco Response:
Because of the Company’s strong cash position, the Company has not sought, nor does it have access to, external sources of liquidity, such as a credit facility. The Company acknowledges the Staff’s comment and will make the requested change in future filings commencing with its Quarterly Report on Form 10-Q for the quarter ended December 31, 2009.

Securities and Exchange Commission
February 11, 2010

Critical Accounting Policies, page 23
Goodwill, page 24
2. To the extent that your reporting unit has an estimated fair value that is not substantially in excess of its carrying value, please provide the following disclosures in future filings:
•	The percentage by which fair value exceeds carrying value as of the most-recent step-one test.

•	A description of the material assumptions that drive estimated fair value.

•	A discussion of any uncertainties associated with each key assumptions

•	A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.
If you have determined that the estimated fair value substantially exceeds the carrying value of your reporting unit, please disclose that determination in future filings. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.
Cavco Response:
The Company acknowledges the Staff’s comment and will make the requested change in future filings. In accordance with Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”) Topic 350, Intangibles—Goodwill and Other, goodwill and other indefinite-lived intangible assets are evaluated for impairment on an annual basis and between annual tests whenever events or circumstances indicate that the carrying value of the goodwill or other intangible asset may exceed its fair value. We will conduct our next required annual goodwill impairment analysis as of March 31, 2010. The Company continues to monitor the performance of its reporting units for indicators of potential impairment, and acknowledges the importance of recognizing incipient problems that might lead to an impairment charge. The Company recognizes the importance of disclosing such issues at the earliest possible time in the Company’s financial statements.
Changes in Internal Control over Financial Reporting, page 26
3. We note your disclosure that “There were no significant changes in our internal controls over financial reporting identified in connection with this evaluation that occurred during our last fiscal quarter...”. Your use of the modifier “significant” is inappropriate. Please confirm to us, if correct, that there were no changes in your internal controls over financial reporting that occurred during the last quarter that have materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting, and in future filings, please refrain from using “significant” or other modifiers. Please refer to Rule 13a-15(d) of the Exchange Act and Item 308(c) of Regulation S-K.

Securities and Exchange Commission
February 11, 2010

Cavco Response:
We confirm that there were no changes in our internal controls over financial reporting identified in connection with our evaluation that occurred during our fiscal quarter ended March 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. In future filings, we will refrain from using modifiers such as “significant” or other modifiers in our disclosure of whether there are changes in our internal controls over financial reporting that occur during the most recent fiscal quarter which materially affect, or are reasonably likely to materially affect, the Company’s internal control over financial reporting in accordance with Rule 13a-15(d).
Exhibit 23.1
4. An updated consent of the independent auditors should be filed as Exhibit 23 to an amended Form 10-K. It appears that the currently filed consent is inadvertently dated May 18, 2008.
Cavco Response:
The Consent of Independent Registered Public Accounting Firm provided to the Company by the independent auditors was correctly dated May 18, 2009. However, because of a typographical error, the consent included in the filing was inadvertently dated May 18, 2008. The Company will file an amended Form 10-K solely to include the correctly dated Exhibit 23.1.
Form 10-Q for the quarterly period ended September 30, 2009
Note 1. Basis of Presentation, page 4
5. With a view towards future disclosure, please provide us a more comprehensive analysis regarding how you determined that you have a controlling interest in Fleetwood Homes. In this regard, please provide us more specific details regarding your board and management control.
Cavco Response:
The Company acknowledges the Staff’s comment and will make the requested change in future filings. The Company has determined that Cavco has a controlling interest and is required to fully consolidate the results of Fleetwood Homes, Inc. (“Fleetwood Homes”). The primary factors that contributed to this determination were Cavco’s board control and management control of Fleetwood Homes. To that end, members of Cavco’s management hold two out of three total seats on the board of directors of Fleetwood Homes. In addition, as part of a management services agreement among Cavco, Fleetwood Homes and Third Avenue, Cavco provides all executive-level management services to Fleetwood Homes including, among other things, general management oversight, marketing and customer relations, accounting and cash management.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12
6. We note that you disclosed various factors that impacted your results such as reduced order rates, production efficiency, product mix and pricing. Please revise future quarterly filings to quantify the impact of these factors where practicable. Please also ensure that you quantify the impact of Fleetwood Homes, Inc. in future filings.

Securities and Exchange Commission
February 11, 2010

Cavco Response:
Within our gross profit discussion, the impacts of three of the factors we highlighted are impracticable to accurately quantify: order rates, production efficiency and product mix. As a result, we have disclosed these items but do not quantify them. However, we acknowledge the Staff’s comments and in future filings, where and if practicable, we will quantify the specific factors of change within gross profit and cost of sales. With respect to our discussion on pricing, we will further enhance our disclosure in future filings to quantify the effects of changes in prices where possible without putting ourselves at a competitive disadvantage.
With respect to the Company’s disclosures related to Fleetwood Homes, management makes operating decisions and assesses performance separately for each of our ten factories comprised of the three legacy Cavco factories and the seven new Fleetwood Homes factories. The Cavco and Fleetwood Homes factories each produce a variety of products responsive to local market demands that continually change. Operations for each factory are affected by variable economic forces and business conditions. In addition, certain markets among our factories overlap. As a result, we do not believe that quantifying detailed financial results for individual legal entities is helpful to investors. We note that FASB ASC 805, Business Combinations, does require that the Company disclose the amount of revenue and earnings recognized by Fleetwood Homes from the acquisition date through the end of the reporting period, and to continue this practice until the end of the fiscal year wherein the acquisition occurred. However, these measures will no longer be disclosed separately for Fleetwood Homes subsequent to our issuance of the annual report on Form 10-K for the year ended March 31, 2010, in accordance with Topic 805 of FASB ASC.
Definitive Proxy Material on Schedule 14A filed on May 21, 2009
Principal Stockholders, page 4
7. In future filings, please eliminate the exception in the introductory sentence and include the holdings of Mr. Stegmayer in the principal stockholders table, since he is a beneficial owner of more than five percent of the outstanding shares of Cavco’s common stock.
Cavco Response:
The Company acknowledges the Staff’s comment and will make the requested change in future filings.
Compensation Discussion and Analysis, page 12
Benchmarking, page 13
8. With a view towards future disclosure, please tell us how your compensation committee used peer group compensation information in connection with its compensation decisions for 2009.

Securities and Exchange Commission
February 11, 2010

Cavco Response:
The Company acknowledges the Staff’s comment and will make the requested change in future filings. In connection with its compensation decisions for Fiscal Year 2009, the Compensation Committee (the “Committee”) used peer group compensation information as guidance to ascertain whether our CEO and CFO base salaries and incentive compensation are generally aligned with those positions in the peer group. The Committee did not decide that the compensation for the named executives should be a specified percentage above or below, or equal to, the comparable compensation for the peer group. However, the Committee did note that the compensation of its senior management was below that paid to executives of peer group companies, many of which performed worse than Cavco.
While the Committee does review peer group compensation information, it is not the sole factor they consider in setting executive compensation. The Committee also takes into account other factors, including an executive’s compensation history, experience, performance, tenure, and the Company’s performance.
Components of Executive Compensation
Base Salary, page 14
9. We note your disclosure that your compensation committee reviewed “the salaries for similar positions at similar companies” in determining salaries for your named executive officers. With a view towards future disclosure, please tell us whether these companies are the same companies in the peer group you identify on page 13. If they are not the same companies, please identify the companies by name. In addition, please tell us how the committee used this information to set salaries for your officers. For example, you may wish to address whether the committee targeted a particular salary percentile or range within the peer group. Finally, with respect to the base salary paid to Mr. Urness, please tell us what you mean when you state that his base salary was “consistent” with the base salaries paid to the chief financial officers in the peer group.
Cavco Response:
The Company acknowledges the Staff’s comment and will make the requested change in future filings. The Committee’s review of the salaries for similar positions at similar companies are the same companies in the peer group identified on page 13 with the addition of Coachmen Industries, Inc. and Nobility Homes, Inc.
Please see our response to comment 8 above for a discussion of how the Committee used the peer group information to set salaries for officers.

Securities and Exchange Commission
February 11, 2010

Finally, with respect to the base salary paid to Mr. Urness, in stating that his base salary was “consistent” with the base salaries paid to the chief financial officers in the peer group, we mean that Mr. Urness’ base salary was within the range of the lowest and highest base salaries paid to the chief financial officers in the peer group.
Incentive Bonus, page 14
10. Regarding the non-salary cash awards you awarded to Mr. Urness, with a view towards future disclosure, please provide us with a materially complete discussion and analysis as to how your compensation committee determined the amounts of the awards and what specific factors the committee considered in deciding to make the awards. You should also address why the May 12, 2009 CFO Incentive Plan for Mr. Urness was amended and superseded by the board’s awards of $36,000 and $24,000 in bonuses to Mr. Urness. Tell us if initial compensation measures were adjusted and, if so, explain how these adjustments were calculated. See Item 402(b)(2)(vi) of Regulation S-K.
Cavco Response:
The initial compensation measures established for Mr. Urness were adjusted. As disclosed, under the original performance bonus component adopted on July 10, 2008 (“Original Plan”), Mr. Urness was to have the opportunity to earn a cash bonus up to an amount equal to 1.5% of the first $7.5 million of pretax income for the fiscal year ended 2009 plus 3% of pretax income for the fiscal year ended 2009 above $7.5 million. Under the revised plan adopted on May 12, 2009 (“Revised Plan”), which amended and superseded the Original Plan, Mr. Urness had the opportunity to earn a total bonus of up to $60,000. On May 12, 2009, pursuant to the terms of the Revised Plan, the Board awarded Mr. Urness $36,000 of the eligible bonus amount based upon an overall evaluation of Mr. Urness’ performance for the fiscal year ended 2009 and his assumption of human resource related duties after Cavco eliminated the position of Human Resources Director. On May 19, 2009, pursuant to the terms of the Revised Plan, an additional $24,000 of the eligible bonus amount was awarded based upon a further evaluation of Mr. Urness’ performance for the fiscal year ended 2009, specifically as it related to his assumption of the human resource functions of the Company.
Long-Term Compensation, page 15
11. With a view towards future disclosure, please tell us how your compensation committee determined the size of the equity award it granted to Mr. Urness.
Cavco Response:
The Company acknowledges the Staff’s comment and will make the requested change in future filings. With respect to the grant reported in the 2009 proxy statement, the Committee granted to Mr. Urness a non-qualified option to purchase 10,000 shares of common stock for $32.00 (the closing price on the date of the grant) per share vesting 20% on the first anniversary of the grant and 20% on each anniversary thereafter until fully vested. For purposes of determining the size of the award, the Committee considered (i) the impact of an approximated annual value of the options on Mr. Urness’ total compensation package, and (ii) the size of grants made to senior executives of peer group companies.

Securities and Exchange Commission
February 11, 2010

Employment, Severance, and Change in Control Agreements, page 15
12. With a view towards future disclosure, please quantify for us the aggregate value of the total payments that your named executive officers would receive under each of the scenarios you have described. Please refer to Instruction 1 to Item 402(j) of Regulation S-K.
Cavco Response:
In our future filings with the Commission requiring disclosure pursuant to Item 402(j), we will comply and intend to include either a table or a parenthetical disclosure quantifying the aggregate value that named executive officers would receive upon each of the events disclosed.
Summary Compensation, page 17
13. Please provide us with your analysis as to why you used the “Bonus” column rather than the “Non-Equity Incentive Compensation” column for the awards included therein for Mr. Stegmayer. In this regard, we note that his award for 2009 appears to be for the achievement of a pre-tax income target, as described on page 14.
Cavco Response:
We have reviewed the item noted above and agree that the awards included therein for Mr. Stegmayer are more accurately includable in the Non-Equity Incentive Compensation column and will report such payments in that column in future filings.
***
We acknowledge to the Staff that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please do not hesitate to contact me at 602-283-9205 (or via facsimile at 602-256-6189) with any questions, or if you wish to discuss the above response.

Securities and Exchange Commission
February 11, 2010

Very truly yours,
/s/ Daniel L. Urness
Daniel L. Urness
Vice President, Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)

Cc:	Matthew Feeney, Snell & Wilmer LLP William Heimerdinger, Ernst & Young LLP Travis Leach, Snell & Wilmer LLP